UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRONOX HOLDINGS PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9087Q 102

(CUSIP Number)

Saret van Loggerenberg

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 4384

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G9087Q 102

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 28,729,280
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 28,729,280
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,729,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.3%*
14.	Type of Reporting Person (See Instructions): CO

* The percentage is based on 123,117,450, the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019. With effect from March 27, 2019, all Tronox Limited Class A ordinary shares and Class B ordinary shares were exchanged for Ordinary Shares of Tronox Holdings plc, as described in the Form 8-K filed by Tronox Holdings plc on March 27, 2019.

Item 1. Security and Issuer

This initial statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value USD 0.01 per share (the “Ordinary Shares”) of Tronox Holdings plc, a company incorporated in England and Wales. The registered office of Tronox Holdings plc is 3rd Floor, 25 Bury Street, London SWIY 2AL, and its business phone number is +1 (203) 705-3800.

Exxaro Resources Limited (“Exxaro”) owns 28,729,280 Ordinary Shares, which represents approximately 23.3% of Tronox Holdings plc’s outstanding voting securities, based on the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019. With effect from March 27, 2019, all Tronox Limited Class A ordinary shares and Class B ordinary shares were exchanged for Ordinary Shares of Tronox Holdings plc, as described in Item 4 below and in the Form 8-K filed by Tronox Holdings plc on March 27, 2019.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	Director and CEO; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director

Mzila Mthenjane	South Africa	Executive Head: Stakeholder Affairs

Vanisha Balgobind	South Africa	Executive Head: Human Resources

Mongezi Veti	South Africa	Executive Head: Sustainability

Johan Gerhard Meyer	South Africa	Executive Head: Projects and Technology

Antonie Willem Diedericks	South Africa	Executive Head: Business Development

Nombasa Tsengwa	South Africa	Executive Head: Coal Operations

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	CEO of Exxaro; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director of Exxaro

Vincent Zwelibanzi Mntambo	South Africa	Non-Executive Director, Exxaro; Chairperson, Main Street 333 (Pty) Limited; Chairperson, Xalam Performance; Director, SA Tourism (Pty) Ltd

Jeffrey van Rooyen	South Africa	Chairperson, Exxaro; Chief Executive Officer, Uranus Investment Holdings; Director, MTN Group Ltd. and Pick n Pay Holdings Limited

Vuyisa Nkonyeni	South Africa	Non-Executive Director, Exxaro; Chief Executive Officer and Director, Kagiso Tiso Holdings (Pty) Ltd; Director, Emira Property Fund Limited and Idwala Industrial Holdings (Pty) Ltd

Monhla Wilma Hlahla	South Africa	Non-Executive Director, Exxaro; Chairperson, Royal Bafokeng Holdings (Pty) Limited; Director, Liberty Holdings Limited and Stanlib Limited

Erasmus Jacobus Myburgh	South Africa	Non-Executive Director, Exxaro; Business consultant, Hindsight Financial and Commercial Solutions (Pty) Ltd; Director, The Heartlines Centre NPC

Petrus Casparus Christiaan Hendrik Snyders	South Africa	Non-Executive Director, Exxaro

Likhapha Mbatha	South Africa	Director (Development Practitioner), Exxaro; Managing Director, National Movement of Rural Women; Director, Eyesizwe-RF (Pty) Ltd, Zalumnotho Empowerment Brokers (Pty) Ltd, Nozala Investments (Pty) Ltd, Dreamvision Investments 15 RF (Pty) and Main Street 333 (Pty) Ltd

Anu Sing	South Africa	Non-Executive Director, Exxaro; Director, MTN South Sudan and MTN Guinea Bissau; Director, The Development Bank of South Africa

Daphne Mashile-Nkosi	South Africa	Director, Exxaro; Director, Temoso Telecommunications (Pty) Ltd, Eyesizwe Mining, Interfile, Kalahari Resources, Temoso Holdings and Traxys Africa (Pty) Ltd; Executive Chairperson, Kalagadi Manganese; Chairperson, Women’s Development Bank Trust, Women’s Development Bank Investment Holdings (Pty) Ltd and Bakhazi-Banalima (Pty) Ltd

Geraldine Fraser-Moleketi	South Africa	Non-Executive Director, Exxaro; Director, Standard Bank Group and Standard Bank South Africa

Mark Moffett	South Africa	Non-Executive Director, Exxaro

Lenamile Isaac Mophatlane	South Africa	Non-Executive Director, Exxaro; Director, Randvest Group and CrossFin Technologies; Chairperson, Bothomed

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On March 8, 2019, Tronox Limited shareholders approved a transaction to re-domicile Tronox Limited to the United Kingdom from Australia to be effected by “top-hatting” Tronox Limited with a new holding company incorporated under the laws of England and Wales called Tronox Holdings plc (the “Re-domiciliation”). Pursuant to the Re-domiciliation, on March 27, 2019, Tronox Holdings plc acquired the entire issued share capital of Tronox Limited through two schemes of arrangement pursuant to Australian law, following which Tronox Limited became a wholly-owned subsidiary of Tronox Holdings plc, and Tronox Holdings plc became the successor issuer to Tronox Limited.

Following Australian court approval of the Re-domiciliation on March 22, 2019, the Re-domiciliation completed on March 27, 2019, and each Tronox Limited shareholder received one Ordinary Share in Tronox Holdings plc in exchange for each share held in Tronox Limited. The Re-domiciliation removed the dual-class share structure, resulting in all shareholders holding the same class of share in Tronox Holdings plc. As a result of the Re-domiciliation, all of Exxaro’s Tronox Limited Class B ordinary shares were automatically exchanged for Tronox Holdings plc Ordinary Shares on March 27, 2019.

The new Tronox Holdings plc Ordinary Shares began trading on the New York Stock Exchange on March 27, 2019 under the TROX ticker symbol.

In addition, Exxaro and Tronox have entered into a Depositary Agreement, dated March 14, 2019, with Computershare Trust Company, N.A. (“Computershare”), under which Exxaro will hold its Ordinary Shares through Computershare’s depositary facilities. A conformed copy of the Depositary Agreement is attached hereto as Exhibit 99.1. Ordinary Shares to which Exxaro is entitled under the schemes of arrangement will be issued to GTU Ops Inc. as Computershare’s nominee. Computershare will issue depositary receipts to Exxaro in respect of its Ordinary Shares, which will be non-transferable and unlisted. Computershare and GTU Ops Inc. each disclaim any beneficial ownership interest in Exxaro’s Ordinary Shares.

Finally, Exxaro and Tronox Holdings plc have also entered into a Shareholder’s Deed, dated March 14, 2019, which establishes the rights and obligations of the parties to the Shareholder’s Deed with respect to Exxaro’s ownership of the Ordinary Shares. The Shareholder’s Deed replaces the existing Tronox Limited shareholder’s deed dated June 15, 2012, between Tronox Limited, Exxaro and Thomas Casey, which terminated by its terms with effect on completion of the Re-domiciliation. A conformed copy of the Shareholder’s Deed is attached hereto as Exhibit 99.2 and is incorporated herein in its entirety.

Except as described in this Statement, Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, Exxaro reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Exxaro owns 28,729,280 Ordinary Shares, representing approximately 23.3% of Tronox Holdings plc’s voting securities based on the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019. With effect from March 27, 2019, all Tronox Limited Class A ordinary shares and Class B ordinary shares were exchanged for Ordinary Shares of Tronox Holdings plc, as described in Item 4 above and in the Form 8-K filed by Tronox Holdings plc on March 27, 2019. Mr. Mgojo owns 44,339 Ordinary Shares, which represents less than 1% of Tronox Holdings plc’s outstanding voting securities. To the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D, is, or may be deemed to be, the beneficial owner of any Tronox Holdings plc securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox Holdings plc securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except as described in this Statement, to the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D has engaged in any transactions in Tronox Holdings plc securities during the past 60 days.

(d) To the best of Exxaro’s knowledge, no person other than Exxaro, Computershare and GTU Ops Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by Exxaro, and Computershare and GTU Ops Inc. have disclaimed any such rights or entitlements as set forth in the Depositary Agreement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the matters disclosed in this Statement, Exxaro may, from time to time, formulate other plans or proposals regarding Tronox Holdings plc or its securities in support of Exxaro’s intention to monetize the Tronox Holdings plc shares owned by Exxaro to the extent deemed advisable in light of market conditions, subsequent developments affecting Tronox Holdings plc, the general business and future prospects of Tronox Holdings plc or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of Tronox Holdings plc, which transactions may be significant in amount. These arrangements do not and will not give Exxaro voting or investment control over the securities of Tronox Holdings plc to which these transactions relate and, accordingly, Exxaro disclaims beneficial ownership of any such securities.

Except as otherwise disclosed in this Statement, Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox Holdings plc securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1	Agreement for the Provision of Depositary Services and Custody Services in respect of Tronox Holdings plc Depositary Receipts, dated March 14, 2019, between Computershare Trust Company, N.A., Tronox Holdings plc and Exxaro Resources Limited.

99.2	Shareholder’s Deed, dated March 14, 2019, between Tronox Holdings plc and Exxaro Resources Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, is true, complete and correct.

Dated: March 27, 2019

EXXARO RESOURCES LIMITED

By:	/s/ Saret van Loggerenberg
Name: Saret van Loggerenberg
Title: Group Company Secretary & Legal